SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14D-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

MERCURY INTERACTIVE CORPORATION

(Name of Subject Company)

MERCURY INTERACTIVE CORPORATION

(Name of Person(s) Filing Statement)

Common Stock, par value $.002 per share

(Title of Class of Securities)

589405109 (Common Stock)

(CUSIP Number of Class of Securities)

Anthony Zingale

Chief Executive Officer

379 North Whisman Road

Mountain View, California 94043-3969

(650) 603-5200

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Person(s) Filing Statement)

Copies to:

Bruce A. Mann, Esq.

Michael G. O’Bryan, Esq.

Morrison & Foerster LLP

425 Market Street

San Francisco, California 94105

(415) 268-7000

☒ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer

Below is a set of frequently asked questions for employees of Mercury Interactive Corporation.

Frequently Asked Questions for Mercury employees

FINAL

HP to acquire Mercury Interactive Corp.

What is HP announcing?

HP announced today that it has signed a definitive agreement to acquire Mercury Interactive Corp., a leading business technology optimization software company, through a cash tender offer. The acquisition is subject to certain closing conditions, including receipt of relevant merger control approvals. It is not expected to close before the end of the fourth calendar quarter of 2006.

This game-changing move builds on a string of acquisitions and would be HP’s largest software acquisition by revenue. The Mercury acquisition is expected to increase the size of the HP Software business to more than $2 billion in annual revenue, making HP one of the largest software companies in the world.

Why is HP acquiring Mercury?

This acquisition redefines the enterprise IT management market. It creates a robust management suite for optimizing, automating and aligning IT services with business needs.

Will any Mercury employees lose their jobs as a result of today’s announcement?

HP’s intention is to acquire an ongoing business, and it is very clear that we need most employees to continue in their current functions to maintain this business.

As with most mergers, there may be areas of overlap in certain roles. The announced agreement requires a number of steps to obtain government and shareholder approval before the merger will be final, and any employment decisions will be made at the conclusion of that process. Employees and their representatives will be informed and, where required, consulted in connection with any such proposals in connection with local legal requirements.

What will happen to senior Mercury’executives?

There will be no immediate changes to Mercury’s reporting structure. Over the period ahead, we will develop the integration strategy and organization design for HP Software. The announcement agreement requires a number of steps to obtain government and shareholder approval before the merger will be final, and any employment decisions will be part of that process. We have every intention and desire to retain Mercury’ top talent.

Whom will Tony Zingale report to?

Tony will work on integrating the software businesses. Specific job titles and reporting lines won’t be determined until after the transaction closes. We look forward to Tony and other Mercury execs becoming part of HP.

What is HP’s vision for Mercury?

The Mercury acquisition would enhance HP’s leadership in business technology optimization (BTO) to help customers optimize the business outcome of IT. It would deliver unparalleled customer value in optimizing the business outcome of IT and create a robust management suite for optimizing, automating and aligning IT services with business needs.

Why did you select Mercury versus other companies?

Mercury is attractive to HP for many reasons:

•	The acquisition of Mercury represents a major investment in software, a strategic area for HP. It would drive profitable growth for HP’s overall business and provide value for shareholders by pushing further into a high-growth area.

•	Combining Mercury BTO Enterprise with HP OpenView positions HP as one of the leaders in business technology optimization.

•	Mercury would secure the mindshare of CIO buyers and enhance value to HP customers so that HP’s IT management software and services would become the clear choice for companies seeking to optimize the business outcome of IT.

•	Mercury is a results-driven, high-performing company with outstanding people who will be a strong addition to HP.

•	Mercury has a strong revenue stream and an established, loyal customer base for its application delivery capabilities.

•	Mercury is recognized as a leader in IT governance and SOA governance and is a visionary in application management.

-	According to IDC, Mercury is “the uncontested leader” in the distributed Automated Software Quality segment. (IDC Worldwide Distributed Automated Software Quality Tools 2005-2009 Forecast and 2004 Vendor Shares, July 26, 2005)

-	Mercury is a leader in the Gartner Magic Quadrant for IT Project and Portfolio Management (2005), a key IT governance capability.

-	Mercury is also positioned in the leader quadrant in the Gartner Magic Quadrant for Application Quality Ecosystem (2005).

Don’t we offer overlapping capabilities with our application management products?

Mercury is one of the recognized leaders in application management with strong application management capabilities that complement HP’s capabilities in this space. We would determine how to integrate the best of both OpenView and Mercury application management when the acquisition closes.

Mercury would also provide additional application delivery and complementary SOA governance and IT governance capabilities, particularly for IT project and portfolio management, to HP’s enterprise IT management solutions.

How will our customers benefit?

Mercury customers would benefit in several ways. First, customers would have the ability to run IT as a business and optimize the business impact of IT. Customers can deliver higher service levels and reduce risk, increase agility and free resources for innovation and growth.

Additionally, HP would provide Mercury customers with access to the industry’s broadest portfolio of enterprise IT management software.

HP also has a worldwide presence with customers in more than 170 countries and would be able to more efficiently deliver a combined suite of solutions to global customers.

Will we get the funding/resources we need to continue developing and marketing Mercury products?

HP would continue to invest in Mercury technology and in marketing Mercury products as an important component of our Adaptive Enterprise vision.

What will happen to the Mercury brand? Will the Mercury product names change?

We do not know at this time.

What do you plan to do with the R&D Center in Israel? Will this move to a different location?

We have no plans to change any Mercury facilities at this time.

Does this change your plans for Systinet?

We see the SOA governance capabilities as complementary to those in the OpenView portfolio, specifically the SOA Manager capabilities previously acquired from Talking Blocks. Our intention post close would be to leverage the work done through HP’s former partnership with Systinet and to combine the capabilities into a more complete governance solution that provides both policy management and support necessary to connect customers’ SOA implementations with their ITIL processes.

Does this change your plans for Tefensoft and VSI?

We have recently updated our direction and roadmap around the combined service management offerings from HP and former Peregrine to deliver comprehensive ITIL service support and service delivery capabilities in Service Manager 7 in 2008. Our intention post close is to leverage both the technology and resources from Tefensoft and VSI to support this strategy.

What will happen to our existing Mercury customers?

Until the acquisition closes, existing Mercury customers will continue to receive support through their current support channels. Upon close, we would start planning how to transition customers into HP service and support channels.

How many Mercury customers do you have, and how do you plan to communicate with them?

We will share the basic information about this announcement using our sales force. As integration begins, we would conduct an aggressive customer communications program to enhance their customer experience during the integration timeframe.

What are your plans for Mercury World (Mercury user conference in Las Vegas)?

Mercury World, as all Mercury sales and marketing programs, would continue as planned. Once the deal closes, we would begin integration planning for customer and user programs.

How do Mercury’ outstanding corporate issues regarding filings and SEC status affect this deal?

It is a condition to the completion of the tender offer that Mercury have filed with the SEC its Annual Report on Form 10-K for its fiscal year ended December 31, 2005 (which filing must include all required opinions, assessments and certifications.)

Should we continue selling Mercury products?

HP wants to encourage all existing sales activity and new sales efforts for Mercury products. Please keep in mind that it is likely to be several months before the transaction can close, and in the meantime, each company must continue on its own with business as usual. This means, in particular, separate and independent marketing, sales and customer relationship activities and initiatives without any coordination between us. As already notes, we have procedures in place for transition planning to ensure a smooth integration process, but no actual integration can occur until the deal closes.

Mercury has strong partnerships, including Accenture, Deloitte and Bearing Point. Will this continue after HP acquires us?

HP recognizes that Mercury has existing alliances with leading global systems integrators, which have contributed greatly to its success. HP would very much like to continue working with Accenture, Deloitte and Bearing Point as well as other key partners of Mercury and enhance relationships with these alliance partners to ensure continuous support of existing customers and to develop new business opportunities.

How will Mercury be integrated within HP? Will we be a separate group within HP, or will we be folded into another group?

After closing, Mercury would initially become part of the HP Software business.

How will Mercury products be sold through HP?

Mercury products and solutions would be available from HP through standard HP sales and HP service channels. More information about the selling model would be available after the acquisition closes.

How does this announcement relate the other acquisitions HP has made in the last couple of years?

This game-changing move builds on a string of acquisitions that HP as made.

How will you reconcile the following strategies: ITSM, CMDB, BSM, SOA and change management?

We view Mercury capabilities as mostly complementary to HP’s. In the case where capabilities may overlap, we would determine how to integrate the best of both OpenView and Mercury capabilities when the acquisition closes.

When will you publish your joint vision, plan and integration roadmap?

The roadmap will be defined and communicated after the close of the acquisition.

What areas of integration will you focus on first?

We will focus on all aspects of integration as Mercury continues its business operations.

What plans do you have to maintain Mercury’ leadership in testing?

We would expect the testing business to continue its operations.

What will be the competitive response to this deal?

We believe that this announcement will cause enormous competitive pressure. This acquisition redefines enterprise IT management.

How will you prevent Mercury competitors from capitalizing on this deal and putting pricing pressure on their franchise testing products?

Until the acquisition closes, both Mercury and HP will need to continue to sell the value and capabilities of our products and services and meet our competitors in the market.

Will this deal impact the delivery of Mercury IT Governance Center 7.0?

We do not expect that this deal will affect any product delivery schedules.

Will you continue to support the ITG business?

Mercury would provide additional, complementary IT governance capabilities, particularly for IT project and portfolio management. We would decide how to best integrate the HP and Mercury capabilities when the acquisition closes.

How will you manage the overlap in end-user monitoring, service level management, problem resolution and diagnostics, application mapping and dynamic discovery and service desk/help desk?

Mercury is a recognized leader in application management with strong application management capabilities that complement HP’s capabilities in this space. We would determine how to leverage the best of both OpenView and Mercury application management when the acquisition closes.

What are your plans for Mercury’ Managed Services business?

The acquisition of Mercury would enhance HP services with additional professional and subscription services. How these capabilities would map into HP is not determined at this time and would be decided when the acquisition closes.

What are your plans for our SAP and Oracle partnerships?

HP recognizes that Mercury has existing alliances with partners, which have contributed greatly to its success. HP would very much like to continue working with SAP and Oracle as well as other key partners of Mercury and enhance relationships with these alliance partners to ensure continuous support of existing customers and to develop new business opportunities.

Do you now have a conflict with Wipro and Accenture?

HP would very much like to continue working with Wipro and Accenture as well as other key partners of Mercury and enhance relationships with these partners to ensure continuous support of existing customers and to develop new business opportunities.

Where do we go if we have questions about HP?

Upon closing the acquisition, we would communicate with you to help integrate Mercury and HP people, processes and culture. You would participate in an HP orientation and receive training on HP contacts and where to go for HP-related information. We would also provide pointers to HP processes and resources. In the meantime, you can send questions about HP to your manager.

Attached below is a message from Anthony Zingale to all Mercury Interactive Corporation employees worldwide.

From: Tony Zingale

To: All Mercury employees worldwide

I wanted to share a message that I received today from Mark Hurd, CEO of Hewlett-Packard. The message is outlined below or you can access the video online at http://hpbroadband.com/program.aspx?key=SQICLNY2MU, Password: mercplushp

Additionally, we are planning to have an All Hands meeting this afternoon at 4pm. Pacific Time. Employees located in Mountain View should meet in the cafeteria and we will post the video replay on the Inside Mercury website. To access the meeting via telephone please use the following dial-in details:

Conference ID: 3544297

Participant Dial-In Number(s):

US/Canada Dial-in #: (800) 695-8675

Participant Dial-In Number(s):

Int’l/Local Dial-In #: (706) 643-0514

Mark Hurd and Tom Hogan, senior vice president for the HP Software business, will be in Mountain View this afternoon and will join us at the All Hands meeting. We look forward to speaking with you tomorrow about this exciting opportunity for Mercury

Regards,

Tony

Attached below is a transcript of a video by Mark Hurd, CEO of Hewlett-Packard Company, sent to all employees of Mercury Interactive Corporation by Anthony Zingale, CEO of Mercury Interactive Corporation, via email.

Hi, I’m Mark Hurd of Hewlett-Packard. I’m pleased to have the opportunity to talk with you at the same time as we make this announcement to the external world. I feel it is important to personally introduce myself and provide some context that I hope will be helpful as you begin to understand this news.

As you have probably seen, Hewlett-Packard signed a definitive agreement to purchase Mercury Interactive Corporation through a cash tender offer for $52 per share, or approximately $4.5 billion. We are combining two market-leading businesses to create the most powerful management software portfolio in the industry. I believe the combined businesses will help customers cut their IT costs, speed the delivery of new services and drive profitable growth for HP.

HP’s goal is to become the world’s leading IT company and our Software strategy is core to our success. We want to lead the industry. In the past three years we have made a number of leading software technology acquisitions. The Mercury acquisition is the most significant investment HP has made and demonstrates our commitment to lead the strategic management software space.

Mercury brings to HP the strength in application management, application delivery and IT service-oriented architecture governance that will help us drive leadership in management throughout the entire software IT cycle. And I’m excited about the talent and capabilities that the addition of nearly 3,000 Mercury employees will bring as we combine our expertise to deliver value to our customers.

I joined HP back in April 2005 after 25 years at NCR and I think leaving any company you’ve worked at for a long period of time isn’t easy. But I came to HP because I thought it was the most unique opportunity I’d have in my career and I hope you will feel the same way. HP has a rich heritage; world-class technology, a culture of high performance, and loyal customers and partners who want to see us win.

•	HP is a Fortune 11 company

•	We have leadership in virtually every market, customer segment and region

•	We actually cut invoices in more than 170 countries

–	43 currencies, 15 languages

•	We have 150,000 employees; 70,000 service partners and 210,000 sales partners

I’m sure you are probably thinking that on the one hand the size and scale of HP could be viewed as a positive, but on the other hand could create the potential for bureaucracy. It’s management’s job, starting with me to ensure that our strengths are a strategic advantage in the market, and actually not an obstacle. We are committed to leverage our scale and at the same time break down any barriers in the way of driving speed and agility across the organization.

It’s important to note that the deal is subject to Mercury stockholder approval, various standard closing conditions and regulatory approvals. We expect to close in the fourth quarter of calendar year 2006. After closing Mercury will become part of the HP Software business and both companies’ sales forces will begin reference selling each other’s products until integration occurs.

I’m sure you will have many questions about what this will mean for you. Tom Hogan, senior vice president of HP Software and I will be participating in your All-hands meeting scheduled for later today in your Mountain View office. More details will follow.

And while I can’t welcome you aboard just yet, I look forward to working with Tony, Ann and Tom to close the acquisition and to begin implementation.

Thank you.

This e-mail contains forward-looking statements that involve risks, uncertainties and assumptions. If such risks or uncertainties materialize or such assumptions prove incorrect, the results of HP and its consolidated subsidiaries could differ materially from those expressed or implied by such forward-looking statements and assumptions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including the expected benefits and costs of the transaction; management plans relating to the transaction; the anticipated timing of filings and approvals relating to the acquisition; the expected timing of the completion of the transaction; the ability to complete the transaction considering the various closing conditions, including those conditions related to antitrust regulations; any projections of earnings, revenues, synergies, accretion, margins or other financial items; any statements of the plans, strategies and objectives of management for future operations, including the execution of integration plans; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Risks, uncertainties and assumptions include the possibility that expected benefits may not materialize as expected; risks related to the timing or ultimate completion of the transaction; that, prior to the completion of the transaction, Mercury Interactive Corporation’s business may not perform as expected due to uncertainty; that the parties are unable to successfully implement integration strategies; and other risks that are described from time to time in HP’s and Mercury’s Securities and Exchange Commission reports, including but not limited to the risks described in HP’s Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2006 and other reports filed after HP’s Annual Report on Form 10-K for the fiscal year ended October 31, 2005 and Mercury’s Annual Report on Form 10-K/A for the fiscal year ended December 31, 2004. HP assumes no obligation and does not intend to update these forward-looking statements.

Frequently Asked HR Questions for Mercury employees

Frequently Asked HR Questions for Mercury employees

HP to Acquire Mercury Interactive Corporation

We realize that you have many questions. The following provides answers to an initial list of questions that you may ask. As additional questions arise, please forward them to questions@mercury.com and we will answer them as quickly as possible.

What does the announcement day mean for me?

The announcement today is that Mercury Interactive Corporation and HP have reached an agreement that HP will purchase Mercury through a tender offer to Mercury Interactive Corporation shareholders. This announcement has no immediate impact on Mercury employees. Mercury employees will remain employed by your current employer and on the basis of your existing terms and conditions of employment. The deal is expected to take several months to close, and no changes related to the deal will occur at Mercury during that time.

ORGANIZATION

What will be the role of Tony Zingale? What will be the role of Mercury senior management?

There will be no immediate changes to Mercury’s reporting structure. Over the period ahead, we will develop the integration strategy and organization design for HP Software. The announcement agreement requires a number of steps to obtain government and shareholder approval before the merger will be final, and any employment decisions will be part of that process. We have every intention and desire to retain Mercury top talent.

Will any Mercury employees lose their jobs as a result of today’s announcement?

Between now and closing of the transaction, there will be no changes in the day-to-day activities at Mercury. If regulatory approvals are not obtained or the tender offer is not successful, we need to be sure that Mercury can continue as a standalone company.

Will any Mercury employees lose their jobs after the closing?

HP’s intention is to acquire an ongoing business, and it is clear that we need most employees to continue in their current functions to maintain this business.

As with most mergers, there may be areas of overlap in certain roles. The announced agreement requires a number of steps to obtain government approval and other closing conditions before the merger will be final, and any employment decisions will be made after that approval process is completed. Employees and their representatives will be informed and, where required, consulted in connection with any such proposals in connection with local legal requirements.

Are some functions more at risk than others?

We do anticipate that there will be a reduction in headcount because Mercury functions may be redundant with HP functions, or because other unique circumstances apply. HP acquired Mercury with significant talent and capabilities. They are interested in finding the best match between Mercury and HP organization needs and individual capabilities to maximize the value of their investment in people.

Will any HP employees lose their jobs if the acquisition is completed?

As with most mergers, there may be areas of overlap in certain roles. These types of employment decisions would not be made or announced until after all regulatory approvals and other closing conditions have been met.

On July 19, 2005, HP announced a restructuring plan that included a workforce reduction of 14,500 which was revised in Q4’05 to 15,300. Employees and their representatives will be informed and, where required, consulted in connection with any such proposals in connection with local legal requirements.

Will my job responsibilities change?

For most Mercury employees, there will be few, if any, changes in day-to-day responsibilities after the close. Any changes will be carried out in accordance with local legal requirements, including information and consultation with employee representatives where required.

To whom do I report now?

Until closing, there will be no change in any aspect of the business. Specific instructions for the days following closing will be provided at the appropriate time.

How should I answer my phone now?

Until closing, there will be no change in any aspect of the business, so answer it as you typically do. Specific instructions for the days following closing will be provided at the appropriate time.

LOCATIONS

What is the size of HP’s business in Israel?

HP has ~1500 employees based in Israel, a market we have been in since 1957. We don’t break out revenue on a market-by-market basis.

Is HP committed to maintaining Mercury’s significant presence in Israel?

Yes, much of Mercury R&D is in Israel, and they deliver quality software at best of class costs. While we constantly review our sites, results drive our analysis, and the results in Israel are impressive.

Israel is also an important market for HP. We have ~1500 employees there prior to the Mercury acquisition, we have recently purchased two Israeli companies, Scitex and Indigo, and we have retained their operations there. We have confidence in the abilities and productivity of our workforce there.

Will HP move Mercury jobs to low-cost locations?

We constantly review the geographic distribution of our work to assure we deliver the best results at the best cost, as Mercury has also done. We would look for opportunities to consolidate HP and Mercury sites where feasible. We have no current plans to shut down any Mercury R&D sites.

Will any or all of Mercury offices be closed as part of the real estate consolidation HP announced on July 6, 2006?

HP would evaluate Mercury real estate holdings and consolidate those sites to fewer core HP sites as part of its four-year workplace transformation effort announced on July 6. Specific details about specific sites have not yet been determined.

Will my work location change?

HP and Mercury have offices in the same cities in some geographic areas. We may look at the opportunities for consolidation where it makes sense. Any changes will be carried out in accordance with local legal requirements, including information and consultation with employee representatives where required.

COMPENSATION AND BENEFITS

How do HP’s benefits compare to Mercury?

HP offers a comprehensive and competitive compensation and benefits package to its employees. Total Rewards sessions, hosted by HP benefits and compensation representatives, will occur during the coming months.

What will happen to my benefits?

HP offers a comprehensive and competitive benefits package to its employees. More specific information will be shared later. The transition of employment relationships will be handled in accordance with regional practices and legal requirements.

Has HP agreed to any special provisions for my benefits as part of my transition to HP?

In the U.S., employees who accept employment with HP will be credited with their Mercury service for purposes of vacation accrual, as well as vesting in the HP matching contribution made to the HP 401(k) Plan. In other locations, benefits determinations will be made according to local law.

What happens if my job is affected going forward?

We understand that the announcement today may cause some employees to feel uncertain about the future. To address this concern, HP has agreed to continue Mercury severance policy for a period of one year after closing. This policy includes a cash payment that varies based on your length of service; also, HP will reimburse you for COBRA coverage for a period of months after your termination. In other locations, benefits determinations will be made according to local law.

What is HP’s pay and compensation philosophy?

•	People are the key to HP’s success.

•	HP provides total rewards that are competitively positioned against leaders in the high-tech industry and general industry.

•	Providing market-competitive compensation, rewards and benefits will enable us to attract and retain a talented, diverse workforce.

•	Employees should have the opportunity for ownership and a share in the value that they create.

•	HP pays for performance.

How similar are the compensation programs for the two companies?

We do not disclose details of how compensation is structured. We are confident that we can work to align our compensation policies as part of the work to integrate these two businesses.

What will happen to my pay?

Employees will remain on their existing terms and conditions of employment until they receive and accept an offer from HP [note: say transfers to a new HP contract of employment in EMEA]. At that time, they will move to the HP pay and benefit structure applicable to their country.

Does HP have a cash bonus program?

Yes, HP has variable pay plans under which bonuses are paid out annually if performance objectives are met. Bonuses are based on revenue and net profit growth targets, along with other metrics determined by the Company for each fiscal year. The Company Performance Bonus, the plan under which most employees are eligible to participate, can range from 0 to 15% of pay. Mercury employees are eligible to participate from their HP hire date, with the amount of the bonus payout (if any) prorated based on eligible earnings accrued during the fiscal year in which they join HP.

What is the HP review cycle for salary and performance?

As part of HP’s High Performance Workplace initiative, employees participate in a Focal Point Review. This single event includes performance evaluation and rating (based on individual results); base pay reviews and increase recommendations where appropriate; and performance planning for the current fiscal year. It is HP’s intent to conduct performance reviews on a regular basis. The timing of the salary review cycle will be based on company affordability and business performance. Salary increase guidelines are structured in alignment with our pay for performance philosophy and market conditions.

When will my next salary review be scheduled?

The next salary review will be aligned with the next HP Focal Point Review. Focal Point Reviews have historically taken place around Q2 (February through April) of HP’s fiscal year (HP’s fiscal year runs from November – October).

EQUITY

What happens to Mercury Common Stock?

The acquisition is being conducted by means of a tender offer followed by a merger of Mercury with an HP subsidiary. Once HP commences the tender offer for all of Mercury’ outstanding shares, each Mercury stockholder will have the opportunity to make an independent investment decision whether to tender its shares in response to the offer. Those Mercury stockholders who elect to tender their shares will receive $52.00 in cash per share for their shares upon the completion of the tender offer and will no longer be stockholders of Mercury after that time. Any Mercury stockholders who do not participate in the tender offer will not receive cash for their shares upon the completion of the tender offer and will continue to be stockholders of Mercury after that time. On the effective date of the merger, each remaining share of common stock that was not tendered in the tender offer will be converted into a right to receive $52.00 in cash per share.

What happens to my options?

Generally, any outstanding and vested options that have an exercise price less than $52.00 per share will receive cash equal to the difference between the $52.00 and the exercise price, multiplied by the number of such vested shares, subject to applicable tax and social insurance withholding requirements. HP will convert the following Mercury options into HP options at the effective time of the merger (i) outstanding and vested options with an exercise price greater or equal to the Merger Consideration and (ii) options that are outstanding and unvested, subject to the following conditions:

•	the option holder must be an employee or service provider of HP or an HP subsidiary immediately after the effective time,

•	HP must be able to attain applicable regulatory approvals or be able to assume such options under local laws,

•	conversion of the options must be in line with HP policies and practices in the applicable jurisdiction.

Options that are subject to Internal Revenue Code Section 409A, i.e., optionees are subject to U.S. tax laws who hold options with a price lower than fair market value on the grant date, will receive additional communications in the future regarding your options.

What happens to the Mercury ESPP?

Each outstanding purchase right under the Mercury ESPP will be converted to a right to receive an amount in cash (subject to any applicable withholding or social insurance taxes) equal to the product of (i) the number of shares of issuable under the Mercury ESPP for the applicable purchase period, and (ii) the amount by which the Merger Consideration exceeds the purchase price of Mercury shares under the Mercury ESPP. Any accumulated payroll contributions not applied to the purchase of stock under the Mercury ESPP, shall be returned to the participant.

The Mercury ESPP will be terminated prior to the effective time.

How does this acquisition affect the SEC investigation? Lawsuits?

The acquisition has no affect on the SEC investigations or the lawsuits.

If I accept employment at HP and my Mercury options are converted to HP options, will I be able to exercise those options immediately?

Unfortunately, no. The administrative process to convert individual option grants with varying vesting schedules needs to be determined.

GENERAL

What are the major principles of HP organizational culture?

The main HP values are:

-Passionate about customers.

-Trust and respect for individuals.

-Perform at a high level of achievement and contribution.

-Act with speed and agility.

-Deliver meaningful innovation.

-Achieve results through teamwork.

-Conduct business with uncompromising integrity.

HP has a history of innovation and entrepreneurial spirit where Mercury and its employees will be welcomed.

Does HP have training and development programs for employees?

Yes. One of the major areas of focus in HP is the development of their employees. Additional information will be given to employees after closing.

What happens if I’m on a visa with a work authorization from Mercury?

Until the effective date of the merger, you will remain in your current Mercury status. HP will work directly with Mercury HR, and then make contact with you as appropriate. Employees who receive an offer of ongoing employment with HP will receive assistance from HP in transferring visa status. HP will cover the necessary expenses.

What are the largest acquisitions HP has undertaken and their size?

1. Compaq, announced Sept. 3, 2001, $25 billion

2. Indigo, announced Sept. 6, 2001, $882 million

3. Peregrine, announced Sept. 19, 2005 $425 million

4. Synstar, announced Oct. 1, 2004, $293.3 million

HP has successfully acquired and integrated other entrepreneurial companies in the past and anticipates no issues with Mercury or its culture. A worldwide integration team comprised of cross-functional leaders from Mercury and HP is being formed. You can expect regular communication from your manager and our collective best efforts to keep you informed.

How can I help with the transition?

Maintaining the quality and service levels of which we both companies are proud is very important to the smooth transition. A major event like this acquisition can cause disruption and concern for everyone involved. We have a lot to offer and an opportunity to showcase our products, employees, and customer relationships. A simple rule of thumb that will carry us through the transition is to be who you are, and do what you do. Remaining focused on our customers, products, and services will help us all have a smoother transition

Who do I contact if I have issues or questions?

questions@mercury.com

Safe Harbor

These frequently asked questions and email and video messages may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward looking statements include, among others, statements regarding the timetable for completing the tender offer and merger, transitional plans and expectations concerning future opportunities for the combined company and any other statements about managements’ future expectations, beliefs, goals, plans or prospects. These forward looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially, including, among others, uncertainties as to the timing of the tender offer and merger, uncertainties as to how many Mercury stockholders will tender their stock, the risk that competing offers will be made, the possibility that various closing conditions for the transaction may not be met, including that a governmental or regulatory authority may prohibit or delay the consummation of the transaction, that Mercury’s stockholders or a governmental or regulatory authority may institute legal proceedings against the company that have a materially adverse effect on the company’s business, Mercury’s business also may be materially and adversely affected by other events that could negatively impact the completion of the transaction, including industry, economic or political conditions outside of its control, as well as risks and uncertainties associated with the ongoing investigation by the Securities and Exchange Commission, ongoing litigation matters arising out of Mercury’s historical practice relating to stock-based compensation, and the effect of the Wells notices received by certain of the Company’s directors. If the transaction does not close, Mercury’s stock price may significantly decrease, and it may materially impact our business. Among other things, we could lose customers, our management could be distracted, we could suffer increased employee attrition, and we could suffer further delays in complying with the Company’s periodic reporting requirements. For additional risk factors, please see Mercury’s SEC reports, including the Quarterly Report on Form 10-Q/A for the fiscal quarter ended March 31, 2005, which is available at the SEC’s website at http://www.sec.gov. Mercury disclaims any intention or obligation to update any forward looking statements as a result of developments occurring after the date of this document.

Notice to Investors

The tender offer for the outstanding common stock of Mercury has not yet commenced. These frequently asked questions and email and video messages are neither offers to purchase nor solicitations of offers to sell securities. At the time the offer is commenced a wholly-owned subsidiary of Hewlett Packard will file a tender offer statement on Schedule TO with the Securities and Exchange Commission, and Mercury will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before any decision is made with respect to the tender offer. Those materials will be made available to Mercury’s stockholders at no expense to them. In addition, all of those materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s web site: www.sec.gov.